[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Daiwa Kosho Lease Kabushiki Kaisha
(Name of Subject Company)

Daiwa Kosho Lease Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Daiwa House Industry Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Hidenori Nakagawa
TMI Associates
23rd Floor, Roppongi Hills Mori Tower
6-10-1 Roppongi, Minato-ku, Tokyo 106-6123, Japan
Telephone: +81 (0) 3-6438-5511
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 13, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each of the documents filed as Exhibit A and Exhibit B.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
A	English translation of press release, dated March 13, 2006 and submitted to the Tokyo Stock Exchange, Inc., the Osaka Securities Exchange Co., Ltd. and the Jasdaq Securities Exchange, Inc., concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively
B	English translation of current report, dated March 14, 2006 and filed with the Kanto Financial Bureau Office in Japan, concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively
C	Power of Attorney dated March 13, 2006, pursuant to which Daiwa House Industry Co., Ltd. grants Hidenori Nakagawa the authority to execute the Forms CB and Form F-X to be filed by Daiwa House Industry Co., Ltd. in connection with three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWA HOUSE INDUSTRY CO., LTD.

By: ______________________________
Name: Hidenori Nakagawa
Title: Attorney-in-Fact

Date: March 14, 2006

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EXHIBIT A

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE AGREEMENTS BETWEEN DAIWA HOUSE INDUSTRY CO., LTD. AND DAIWA KOSHO LEASE CO., LTD.; BETWEEN DAIWA HOUSE INDUSTRY CO., LTD. AND DAIWA RAKUDA INDUSTRY CO., LTD.; AND BETWEEN DAIWA HOUSE INDUSTRY CO., LTD. AND DAIWA LOGISTICS CO., LTD.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

(*translation*)

March 13, 2006

To whom it may concern:

Company Name: DAIWA HOUSE INDUSTRY CO., LTD.
Name of Representative:
President & COO, Kenji Murakami
(Code Number 1925; First Section of the Tokyo Stock Exchange and Osaka Securities Exchange)
Company Name: DAIWA KOSHO LEASE CO., LTD.
Name of Representative:
Representative Director & President, Mutsuo Kajimoto
(Code Number 9762; First Section of the Tokyo Stock Exchange and Osaka Securities Exchange)
Company Name: DAIWA RAKUDA INDUSTRY CO., LTD.
Name of Representative:
Representative Director & President, Kenji Ito
(Code Number 9918: Second Section of the Osaka Securities Exchange)
Company Name: DAIWA LOGISTICS CO., LTD.
Name of Representative:
Representative Director & President, Katsuyoshi Tateno
(Code Number 9054; JASDAQ)

NOTICE ON BUSINESS MERGER (STOCK FOR STOCK EXCHANGE) OF DAIWA HOUSE GROUP

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House Industry") and its subsidiaries DAIWA KOSHO LEASE CO., LTD. (hereinafter referred to as "Daiwa Kosho Lease"), DAIWA RAKUDA INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa Rakuda Industry") and DAIWA LOGISTICS CO., LTD. (hereinafter referred to as "Daiwa Logistics"; the 3 subsidiaries are hereinafter collectively referred to as the "3 Group Companies") have passed a resolution in their respective Board of Directors' Meeting held today for consummating a series of stock for stock exchanges through which the 3 Group Companies will become wholly-owned subsidiaries of Daiwa House Industry effective as of August 1, 2006, and executed a Stock for Stock Exchange Agreement. The details are described below.

1. Purpose of Stock for Stock Exchange

Conventionally, Daiwa House Group respected the autonomy of its group companies, and conducted business as mutually independent companies.

Last year, Daiwa House Industry marked the 50th anniversary of its foundation, and Daiwa House Group established Daiwa House Group's management vision, "Connecting Hearts", and a new group symbol, "Endless Heart". At the same time, Daiwa House Group has also formulated a "Primary Medium-Term Management Plan – Challenge 2005 –" to grow as a new conglomerate, which is designed to reinforce our presence as a "Group that co-creates value for individuals, communities, and people lifestyles". Under the plan, Daiwa House Group is dedicated to achieve its goal of the attainment of sales of JPY1.7 trillion and recurring profit of JPY100 billion both on a consolidated basis for the term ending March 2008.

In line with this, from the perspective to create a synergy in the overall Daiwa House Group, to optimize management resources and to streamline management, we have decided to conduct a series of stock for stock exchanges that will make the 3 Group Companies wholly-owned subsidiaries of Daiwa House Industry.

As a result of the 3 Group Companies becoming wholly-owned subsidiaries of Daiwa House Industry, we believe that it will be possible to eliminate duplication and competition of excess business in Daiwa House Group, and improve the speed and efficiency of management of the group. While we will continue to respect the autonomy of management, the 3 Group Companies will further deepen their communication with Daiwa House Industry. Consequently, Daiwa House Group will be able to deploy its comprehensive business strategy in a more integrated manner.

We believe that this business merger will optimize the corporate value of Daiwa House Group, and is the best possible measure for stakeholders, including shareholders, of Daiwa House Industry as well as the respective Daiwa House Group companies.

2. Terms of Stock for Stock Exchanges

(1) Schedule of Stock for Stock Exchanges

March 13, 2006	Board of Directors' Meetings for approving Stock for Stock Exchange Agreement in respective companies Execution of Stock for Stock Exchange Agreement
June 26, 2006	General Shareholders' Meeting for approving Stock for Stock Exchange Agreement in Daiwa Logistics (date is scheduled)
June 27, 2006	General Shareholders' Meeting for approving Stock for Stock Exchange Agreement in Daiwa Rakuda Industry (date is scheduled)
June 28, 2006	General Shareholders' Meeting for approving Stock for Stock Exchange Agreement in Daiwa Kosho Lease (date is scheduled)
June 29, 2006	General Shareholders' Meeting for approving Stock for Stock Exchange Agreement in Daiwa House Industry (date is scheduled)
July 26, 2006	Date of delisting of the 3 Group Companies (date is scheduled)
July 31, 2006	Deadline for submitting stock certificates of the 3 Group Companies (date is scheduled)
August 1, 2006	Date of stock for stock exchanges (date is scheduled)

(Note) Approval of General Shareholders' Meeting

The stock for stock exchanges of Daiwa House Industry and the 3 Group Companies will be subject to the approvals of the respective Stock for Stock Exchange Agreement at the individual General Shareholders' Meeting of each of the 3 Group Companies. The approval procedure in each of the 3 Group Companies is independent each other, and shall not be subject to the approval for other stock for stock exchanges at the General Shareholders' Meeting of the other companies. Accordingly, the stock for stock exchanges are not consummated as a whole of the 3 Group Companies and instead there is a possibility that the stock for stock exchanges may be conducted only in one or two of the 3 Group Companies.

(2) Stock for Stock Exchange Ratios

Daiwa House Industry requested Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura Securities"), and the 3 Group Companies respectively requested GCA Co., Ltd. (hereinafter referred to as "GCA") to calculate the stock for stock exchange ratio, and, upon consultation among the relevant companies with reference to the calculation results, the stock for stock exchange ratio has been agreed as follows.

Company Name	Daiwa House Industry (Wholly-Owning Parent Company)	Daiwa Kosho Lease (Wholly-Owned Subsidiary)	Daiwa Rakuda Industry (Wholly-Owned Subsidiary)	Daiwa Logistics (Wholly-Owned Subsidiary)
Stock for Stock Exchange Ratio	1	0.421	0.455	0.620

(Note)

1. Allocation Ratio of Shares

The number of shares listed in the column of "Stock for Stock Exchange Ratio" of Daiwa House Industry's common share will be allocated for a common share of Daiwa Kosho Lease, Daiwa Rakuda Industry and Daiwa

1-NY/2013214.1

Logistics, respectively; provided, however, that no allocation will be made to the common stock of the 3 Group Companies owned by Daiwa House Industry (Daiwa Kosho Lease 57,145,700 shares; Daiwa Rakuda Industry 11,732,200 shares; Daiwa Logistics 4,250,600 shares).

2. Method and Grounds of Calculation by Third Party Institutions

Nomura Securities used Market Share Price Analysis, DCF Analysis (Discount Cash Flow Analysis) and Comparable Companies Analysis for Daiwa House Industry and Daiwa Kosho Lease, and used Market Share Price Analysis and DCF Analysis (Discount Cash Flow Analysis) for Daiwa Rakuda Industry and Daiwa Logistics, comprehensively considered the calculation results, and calculated the stock for stock exchange ratio regarding the respective stock for stock exchange transactions between (i) Daiwa House Industry and Daiwa Kosho Lease, (ii) Daiwa House Industry and Daiwa Rakuda Industry, and (iii) Daiwa House Industry and Daiwa Logistics.

GCA used Market Share Price Analysis, DCF Analysis (Discount Cash Flow Analysis) and adjusted book value analysis for Daiwa House Industry, Daiwa Kosho Lease, Daiwa Rakuda Industry and Daiwa Logistics, comprehensively considered the calculation results, and calculated the stock for stock exchange ratio regarding the respective stock for stock exchange transactions between (i) Daiwa House Industry and Daiwa Kosho Lease, (ii) Daiwa House Industry and Daiwa Rakuda Industry, and (iii) Daiwa House Industry and Daiwa Logistics.

3. Number of New Shares to be delivered based on Stock for Stock Exchanges

Daiwa House Industry will newly issue 49,257,435 shares of common stock upon the stock for stock exchanges, and allocate and deliver such new shares to the shareholders (excluding Daiwa House Industry) of the 3 Group Companies.

4. Change of Exchange Rates

When there is any material change in the financial condition or managing condition of the companies subject to the stock for stock exchanges, the foregoing stock for stock exchange rates may be changed upon the consultation of the companies.

5. Handling of Less-than-One-Voting-Unit Shares to be generated from Stock for Stock Exchanges

With respect to less-than-one-voting-unit shares of Daiwa House Industry arising from the stock for stock exchanges, the handling of take over and further purchase thereof will be conducted through the transfer agent (The Chuo Mitsui Trust and Banking Company, Limited).

(3) Matters concerning Listing after Stock for Stock Exchanges

Daiwa House Industry to become the wholly-owning parent company through the stock for stock exchanges will maintain and continue its listing. Daiwa Kosho Lease, Daiwa Rakuda Industry and Daiwa Logistics to become wholly-owned subsidiaries through the stock for stock exchanges are expected to be delisted as of July 26, 2006.

(4) Date of Start of Profit Dividend Calculation for New Shares

April 1, 2006 shall be the initial date of reckoning for calculating the dividends of new shares to by allocated and delivered by Daiwa House Industry upon the stock for stock exchanges.

(5) Stock for Stock Exchange Subsidy

Stock for stock exchange subsidy will not be paid.

3. Outline of Companies Participating in Stock for Stock Exchange (as of September 30, 2005)

(1) Trade Name	DAIWA HOUSE INDUSTRY CO., LTD. (Wholly-Owning Parent Company)	DAIWA KOSHO LEASE CO., LTD. (Wholly-Owned Subsidiary)
(2) Business Description	Allotment sale and contracting of housing, development and sale of residential land and condominiums, construction contracting of industrial buildings, management of resort hotels and golf courses, etc.	Lease and sale of buildings such as standardized buildings and commercial buildings, housing complexes, various vehicles, etc.
(3) Establishment	April 5, 1955	June 22, 1959
(4) Location of Headquarters	3-3-5 Umeda, Kita-ku, Osaka, Osaka, Japan	2-1-36 Noninbashi, Chuo-ku, Osaka, Osaka, Japan
(5) Representative	President and COO, Kenji Murakami	Representative Director & President, Mutsuo Kajimoto
(6) Capital	JPY110,120 Million	JPY21,768 Million
(7) Total Number of Outstanding Shares	550,664,416 Shares	149,837,999 Shares
(8) Equity Capital	JPY503,897 Million	JPY95,575 Million
(9) Net Assets	JPY1,035,173 Million	JPY227,939 Million
(10) Accounting Term	March 31	March 31
(11) Primary Clients	General customers, corporations, etc.	Government and other public offices, corporations, etc.
(12) Number of Employees	12,066 Employees	1,593 Employees
(13) Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. 9.3% The Master Trust Bank of Japan, Ltd. 6.5% Nippon Life Insurance Company 2.3% The Dai-ichi Mutual Life Company 2.0% UFJ Bank Limited*1 1.8%	Daiwa House Industry Co., Ltd. 38.1% The Master Trust Bank of Japan, Ltd. 5.4% Japan Trustee Services Bank, Ltd. 5.3% Daiwa Kosho Lease Co., Ltd. 4.1% UFJ Bank Limited*1 2.8%
(14) Main Financing Banks*2	Bank of Tokyo-Mitsubishi UFJ Mitsui Sumitomo Banking Corporation Mizuho Corporate Bank	Bank of Tokyo-Mitsubishi UFJ Mitsui Sumitomo Banking Corporation Mizuho Corporate Bank
(15) Relationship of Companies (i) Capital Relationship (ii) Personal Relationship (iii) Business Relationship	Refer to right	(i) Daiwa House Industry owns 38.1% of the outstanding shares (ii) Interlocking officers, etc. (iii) Sale of standardized buildings and lease of vehicles to Daiwa House Industry, renting office from Daiwa House Industry, etc.

(1) Trade Name	DAIWA RAKUDA INDUSTRY CO., LTD. (Wholly-Owned Subsidiary)		DAIWA LOGISTICS CO., LTD. (Wholly-Owned Subsidiary)	
(2) Business Description	Manufacture, construction, sale, etc. of housing equipment, metal woods for housing, and various building materials		Transport of motor trucks, storage and packaging of cargo, sale and brokerage of real estate, etc.	
(3) Establishment	April 1, 1971		August 29, 1959	
(4) Location of Headquarters	1-5-16 Awaza, Nishi-ku, Osaka, Osaka, Japan		1-5-16 Awaza, Nishi-ku, Osaka, Osaka, Japan	
(5) Representative	Representative Director & President, Kenji Ito		Representative Director & President, Katsuyoshi Tateno	
(6) Capital	JPY4,345 Million		JPY3,764 Million	
(7) Total Number of Outstanding Shares	25,300,000 Shares		10,800,000 Shares	
(8) Equity Capital	JPY22,575 Million		JPY13,824 Million	
(9) Net Assets	JPY36,753 Million		JPY23,032 Million	
(10) Accounting Term	March 31		March 31	
(11) Primary Clients	Daiwa House Industry		Daiwa House Industry	
(12) Number of Employees	620 Employees		1,037 Employees	
(13) Major Shareholders and Shareholding Ratio	Daiwa House Industry Co., Ltd.	46.4%	Daiwa House Industry Co., Ltd.	39.4%
	Daiwa Kosho Lease Co., Ltd.	7.4%	Morikichi Warehouse	9.8%
	Mizuho Corporate Bank	2.5%	Daiwa Kosho Lease Co., Ltd.	6.8%
			Japan Trustee Services Bank, Ltd.	5.8%
	UFJ Bank Limited*1	2.5%		
	Mitsui Sumitomo Banking Corporation	2.5%	Seikichi Mori	3.6%
(14) Main Financing Banks*2	Bank of Tokyo-Mitsubishi UFJ Mitsui Sumitomo Banking Corporation Mizuho Corporate Bank		Bank of Tokyo-Mitsubishi UFJ Mitsui Sumitomo Banking Corporation	
(15) Relationship of Companies (i) Capital Relationship (ii) Personal Relationship (iii) Business Relationship	(i) Daiwa House Industry owns 46.4% of the outstanding shares (ii) Interlocking officers, etc. (iii) Delivery of housing equipment to Daiwa House Industry, renting office from Daiwa House Industry, etc.		(i) Daiwa House Industry owns 39.4% of the outstanding shares (ii) Interlocking officers, etc. (iii) Shipment of industrial products of Daiwa House Industry, renting office from Daiwa House Industry, etc.	

(Note)

*1 UFJ Bank Limited merged with The Bank of Tokyo Mitsubishi, Ltd. On January 1, 2006, and changed its trade name to Bank of Tokyo-Mitsubishi UFJ.

*2 As of January 1, 2006

4. Business Performance during Last 3 Fiscal Years

(1) Daiwa House Industry (Wholly-Owning Parent Company)

Fiscal Year	Non-Consolidated Ending March 2003	Ending March 2004	Ending March 2005	Consolidated Ending March 2003	Ending March 2004	Ending March 2005
Sales Volume (Unit: JPY 1 Million)	1,042,920	1,081,312	1,092,383	1,184,543	1,224,647	1,365,913
Operating Income (Unit: JPY 1 Million)	33,143	49,390	52,120	45,271	59,660	67,849
Ordinary Income (Unit: JPY 1 Million)	30,636	60,405	57,070	41,851	72,590	74,209
Current Net Income (Unit: JPY 1 Million)	(99,642)	32,270	34,436	(91,388)	37,256	40,262
Current Net Income per Share (Unit: JPY 1)	(181.01)	58.64	62.35	(167.06)	68.16	73.26
Annual Dividend per Share (Unit: JPY 1)	10.00	15.00	17.00	–	–	–
Shareholder's Equity per Share (Unit: JPY 1)	842.41	845.30	896.27	884.55	902.32	959.08

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(2) Daiwa Kosho Lease (Wholly-Owned Subsidiary)

Fiscal Year	Non-Consolidated Ending March 2003	Ending March 2004	Ending March 2005	Consolidated Ending March 2003	Ending March 2004	Ending March 2005
Sales Volume (Unit: JPY 1 Million)	90,896	95,860	110,720	—	—	112,074
Operating Income (Unit: JPY 1 Million)	4,830	7,156	7,156	—	—	7,158
Ordinary Income (Unit: JPY 1 Million)	4,709	7,158	7,175	—	—	7,200
Current Net Income (Unit: JPY 1 Million)	(2,565)	4,832	4,014	—	—	4,065
Current Net Income per Share (Unit: JPY 1)	(17.21)	32.93	27.52	—	—	27.88
Annual Dividend per Share (Unit: JPY 1)	10.00	12.00	12.00	—	—	—
Shareholder's Equity per Share (Unit: JPY 1)	592.61	637.47	650.56	—	—	654.17

Since a consolidated financial statement has been prepared from the fiscal year ending March 2005, figures before March 2005 are not available.

(3) Daiwa Rakuda Industry (Wholly-Owned Subsidiary)

Fiscal Year	Non-Consolidated Ending March 2003	Ending March 2004	Ending March 2005
Sales Volume (Unit: JPY 1 Million)	38,232	38,470	39,549
Operating Income (Unit: JPY 1 Million)	880	713	1,165
Ordinary Income (Unit: JPY 1 Million)	957	774	1,243
Current Net Income (Unit: JPY 1 Million)	(1,880)	410	779
Current Net Income per Share (Unit: JPY 1)	(74.33)	16.68	31.64
Annual Dividend per Share (Unit: JPY 1)	13.00	13.00	13.00
Shareholder's Equity per Share (Unit: JPY 1)	801.46	890.96	904.49

(4) Daiwa Logistics (Wholly-Owned Subsidiary)

Fiscal Year	Non-Consolidated Ending March 2003	Ending March 2004	Ending March 2005
Sales Volume (Unit: JPY 1 Million)	23,078	25,650	28,375
Operating Income (Unit: JPY 1 Million)	1,089	1,156	1,307
Ordinary Income (Unit: JPY 1 Million)	1,146	1,207	1,373
Current Net Income (Unit: JPY 1 Million)	530	554	704
Current Net Income per Share (Unit: JPY 1)	49.12	51.42	64.00
Annual Dividend per Share (Unit: JPY 1)	14.00	14.00	17.00
Shareholder's Equity per Share (Unit: JPY 1)	1,239.50	1,281.48	1,321.15

5. Status after Stock for Stock Exchanges

(1) Trade Name: DAIWA HOUSE INDUSTRY CO., LTD.

(2) Business Description: Allotment sale and contracting of housing
Development and sale of residential land and condominiums
Construction contracting of industrial buildings
Management of resort hotels and golf courses, etc.

(3) Location of Headquarters: 3-3-5 Umeda, Kita-ku, Osaka, Osaka, Japan

(4) Representative: President and COO, Kenji Murakami

(5) Capital: JPY110,120 million (There will be no increase in capital based on the stock for stock exchanges.)

(6) Influence on Business Performance

The 3 Group Companies have been consolidated subsidiaries of Daiwa House Industry from the past, and we are not anticipating any material influence on the consolidated business performance of Daiwa House Industry based on the stock for stock exchanges. Nevertheless, the minority stockholder income of the 3 Group Companies will be reflected as an increase in the current net income from the fiscal year ending March 2007.

Contact information of respective companies:

DAIWA HOUSE INDUSTRY CO., LTD.
Director in change of Consolidated Management and Administration Division
Tsugio Hamada
TEL: +81-6-6342-1400

DAIWA KOSHO LEASE CO., LTD.
Managing Director in charge of Administration Division
Tohru Nakanishi
TEL: +81-6-6942-8012

DAIWA RAKUDA INDUSTRY CO., LTD.
Managing Director & Administration Division Manager
Shuji Uemura
TEL: +81-6-6536-6111

DAIWA LOGISTICS CO., LTD.
Managing Director, Planning & Management Division Manager
Keizo Matsushita
TEL: +81-6-4968-6355

EXHIBIT B

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE AGREEMENTS BETWEEN DAIWA HOUSE INDUSTRY CO., LTD. AND DAIWA KOSHO LEASE CO., LTD.; BETWEEN DAIWA HOUSE INDUSTRY CO., LTD. AND DAIWA RAKUDA INDUSTRY CO., LTD.; AND BETWEEN DAIWA HOUSE INDUSTRY CO., LTD. AND DAIWA LOGISTICS CO., LTD.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

(translation)

[COVER]

[Filed Document]	Current Report
[Filed To]	Director-General of Kanto Local Finance Bureau
[Date Filed]	March 14, 2006
[Company Name]	DAIWA HOUSE INDUSTRY CO., LTD.
[Company Name in English]	DAIWA HOUSE INDUSTRY CO., LTD.
[Position and Name of Representative]	President & COO, Kenji Murakami
[Location of Headquarters]	3-3-5 Umeda, Kita-ku, Osaka, Osaka, Japan
[Telephone Number]	(Osaka) +81-(0)6-6342-1402
[Name of Contact Person]	Director in change of Consolidated Management & Administration Division, Tsugio Hamada
[Nearest Contact Location]	3-13-1 Iidabashi, Chiyoda-ku, Tokyo
[Telephone Number]	(Tokyo) +81-(0)3-5214-2115
[Name of Contact Person]	Operating Officer & Finance Director of Tokyo Office Takeshi Kasokabe
[Place of Public Inspection]	DAIWA HOUSE INDUSTRY CO., LTD., Tokyo Office (3-13-1 Iidabashi, Chiyoda-ku, Tokyo, Japan) DAIWA HOUSE INDUSTRY CO., LTD., Nagoya Office (1-20-22 Aoi, Naka-ku, Nagoya, Aichi, Japan) DAIWA HOUSE INDUSTRY CO., LTD., Kobe Office (4-1-1 Gokodori, Chuo-ku, Kobe, Hyogo, Japan) DAIWA HOUSE INDUSTRY CO., LTD., Nara Office (83-5 Hokkeji-cho, Nara, Nara, Japan) DAIWA HOUSE INDUSTRY CO., LTD., Yokohama Office (549-2 Shinano-cho, Totsuka-ku, Yokohama, Kanagawa, Japan) Tokyo Stock Exchange, Inc. (2-1 Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) Osaka Securities Exchange Co., Ltd. (1-8-16 Kitahama, Chuo-ku, Osaka, Osaka, Japan)

TABLE OF CONTENTS

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1. [Reasons for Filing]

At our Board of Directors Meeting held on March 13, 2006, our Company passed a resolution to execute a Stock for Stock Exchange Agreements under Article 352 of the Commercial Code of Japan in order to make DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD. our wholly owned subsidiaries, and executed said Stock for Stock Exchange Agreements with the companies, respectively, on the same date. (Our Company plans to issue new shares through the foregoing stock for stock exchanges.) Thus, we are filing this Report based on the provisions under Article 24-5, Paragraph 4 of the Securities and Exchange Law, and Article 19, Paragraph 2, Items 2 and 6-2 of the Cabinet Ordinance concerning Disclosure of Corporate Conditions, Etc.

2. [Subject Matter of Report]

I. Issue of Securities to be acquired without Solicitation (Matters listed in Article 19, Paragraph 2, Item 2 of the Cabinet Ordinance concerning Disclosure of Corporate Conditions, Etc.)

(1) Issue of New Shares accompanying Stock for Stock Exchange with DAIWA KOSHO LEASE CO., LTD.

A. Type of Stock
Common Stock

B. Number of Shares to be issued
39,023,458 Shares

C. Issue Price and Amount to be capitalized as Stated Capital
The issue price is an amount obtained by calculation first, multiplying the ratio of the number of shares of DAIWA KOSHO LEASE CO., LTD. to be transferred to our Company based on the stock for stock exchange among the total number of then issued and outstanding shares of DAIWA KOSHO LEASE CO., LTD. and the amount of net assets value of DAIWA KOSHO LEASE CO., LTD. existing as of the date of the stock for stock exchange together, and second dividing the result of such multiplication by the number of new shares to be issued through the stock for stock exchange.
The amount to be capitalized as our Company's stated capital is JPY0 per share.

D. Total Amount of Issue Price and Total Amount to be capitalized
The total amount of the issue price is an amount obtained by multiplying the ratio of the number of DAIWA KOSHO LEASE CO., LTD. to be transferred to our Company based on the stock for stock exchange among the total number of then issued and outstanding shares of DAIWA KOSHO LEASE CO., LTD. and the amount of net assets value of DAIWA KOSHO LEASE CO., LTD. existing as of the date of the stock for stock exchange together.
The total amount to be capitalized as our Company's stated capital is JPY0.

E. Issue Method
Our Company will allocate and deliver 0.421 shares of our Company's common stock for each share of the common stock of DAIWA KOSHO LEASE CO., LTD.; provided, however, that our Company will not allocate and deliver any share of our Company to such common stock of DAIWA KOSHO LEASE CO., LTD. that our Company owns.

F. Amount and Use of Proceeds to be generated from Issue of New Shares
Not applicable

G. Issue Date of New Shares
August 1, 2006 (date is scheduled)

H. Name of Securities Exchange on which Securities are to be Listed (if applicable)
Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

I. Amount of Stated Capital and Total Number of issued and outstanding Shares of Company filing the Report as of the Date of Filing
Amount of Stated Capital: JPY110,120,483,981
Total Number of Issued and Outstanding Shares: 550,664,416 Shares

(2) Issue of New Shares accompanying Stock for Stock Exchange with DAIWA RAKUDA INDUSTRY CO., LTD.

A. Type of Stock
Common Stock

B. Number of Shares to be issued
6,173,349 Shares

C. Issue Price and Amount to be capitalized as Stated Capital
The issue price is an amount obtained by calculation first, multiplying the ratio of the number of shares of DAIWA RAKUDA INDUSTRY CO., LTD. to be transferred to our Company based on the stock for stock exchange among the total number of then issued and outstanding shares of DAIWA RAKUDA INDUSTRY CO., LTD. and the amount of net assets value of DAIWA RAKUDA INDUSTRY CO., LTD. existing as of the date of the stock for stock exchange together, and second, dividing the result of such multiplication by the number of new shares to be issued through the stock for stock exchange.
The amount to be capitalized as our Company's stated capital is JPY0 per share.

D. Total Amount of Issue Price and Total Amount to be capitalized
The total amount of the issue price is an amount obtained by multiplying the ratio of the number of shares of DAIWA RAKUDA INDUSTRY CO., LTD. to be transferred to our Company through the stock for stock exchange among the total number of then issued and then issued and outstanding shares of DAIWA RAKUDA INDUSTRY CO., LTD. and the amount of net assets value of DAIWA RAKUDA INDUSTRY CO., LTD. existing as of the date of the stock for stock exchange together.
The total amount to be capitalized as our Company's stated capital is JPY0.

E. Issue Method
Our Company will allocate and deliver 0.455 shares of our Company's common stock for each share of the common stock of DAIWA RAKUDA INDUSTRY CO., LTD.; provided, however, that our Company will not allocate and deliver any share of our Company to such common stock of DAIWA RAKUDA INDUSTRY CO., LTD. that our Company owns.

F. Amount and Use of Proceeds to be generated from Issue of New Shares
Not applicable

G. Issue Date of New Shares
August 1, 2006 (date is scheduled)

H. Name of Securities Exchange on which Securities are to be Listed (if applicable)
Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

I. Amount of Stated Capital and Total Number of issued and outstanding Shares of Company filing the Report as of the Date of Filing
Amount of Stated Capital: JPY110,120,483,981
Total Number of Issued and Outstanding Shares: 550,664,416 Shares

(3) Issue of New Shares accompanying Stock for Stock Exchange with DAIWA LOGISTICS CO., LTD.

A. Type of Stock

Common Stock

B. Number of Shares to be issued
4,060,628 Shares

C. Issue Price and Amount to be capitalized as Stated Capital
The issue price is an amount obtained by calculation first, multiplying the ratio of the number of shares of DAIWA LOGISTICS CO., LTD. to be transferred to our Company through the stock for stock exchange among the total number of then issued and outstanding shares of DAIWA LOGISTICS CO., LTD. and the amount of net assets value of DAIWA LOGISTICS CO., LTD. existing as of the date of the stock for stock exchange together, and second, dividing the result of such multiplication by the number of new shares to be issued through the stock for stock exchange.
The amount to be capitalized as our Company's stated capital is JPY0 per share.

D. Total Amount of Issue Price and Total Amount to be capitalized
The total amount of the issue price is an amount obtained by multiplying the ratio of the number of shares of DAIWA LOGISTICS CO., LTD. to be transferred to our Company through the stock for stock exchange among the total number of then issued and outstanding shares of DAIWA LOGISTICS CO., LTD. and the amount of net assets value of DAIWA LOGISTICS CO., LTD. existing as of the date of the stock for stock exchange together.
The total amount to be capitalized as our Company's stated capital is JPY0.

E. Issue Method
Our Company will allocate and deliver 0.620 shares of our Company's common stock for each share of the common stock of DAIWA LOGISTICS CO., LTD.; provided, however, that our Company will not allocate and deliver any share of our Company to such common stock of DAIWA LOGISTICS CO., LTD. that our Company owns.

F. Amount and Use of Proceeds to be generated from Issue of New Shares
Not applicable

G. Issue Date of New Shares
August 1, 2006 (date is scheduled)

H. Name of Securities Exchange on which Securities are to be Listed (if applicable)
Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

I. Amount of Stated Capital and Total Number of issued and outstanding Shares of Company filing the Report as of the Date of Filing
Amount of Stated Capital: JPY110,120,483,981
Total Number of Issued and Outstanding Shares: 550,664,416 Shares

II. Stock for Stock Exchange (Matters listed in Article 19, Paragraph 2, Item 6-2 of the Cabinet Ordinance concerning Disclosure of Corporate Conditions, Etc.)

(1) Name, Address, Name of Representative, Stated Capital and Business Description of Counter Party (Company) of Stock for Stock Exchange

(i) Name: DAIWA KOSHO LEASE CO., LTD.
Address: 2-1-36 Noninbashi, Chuo-ku, Osaka, Osaka, Japan
Name of Representative: Representative Director & President, Mutsuo Kajimoto
Capital: JPY21,768 million
Business Description: Lease and Sale of Buildings such as Standardized Buildings and Commercial Buildings, Housing Complexes, Various Vehicles, etc.

(ii) Name: DAIWA RAKUDA INDUSTRY CO., LTD.
Address: 1-5-16 Awaza, Nishi-ku, Osaka, Osaka, Japan
Name of Representative: Representative Director & President, Kenji Ito

Capital: JPY4,345 million
Business Description: Manufacture, Construction, Sale, etc. of Housing Equipment, Metal Woods for Housing, and Various Building Materials

(iii) Name: DAIWA LOGISTICS CO., LTD.
Address: 1-5-16 Awaza, Nishi-ku, Osaka, Osaka, Japan
Name of Representative: Representative Director & President, Katsuyoshi Tateno
Capital: JPY3,764 million
Business Description: Transport of Motor Trucks, Storage and Packaging of Cargo, Sale and Brokerage of Real Estate, etc.

(2) Purpose of Stock for Stock Exchanges

From the perspective to optimize management resources and to streamline management of the entire Daiwa House Group, our Company will consummate the said stock for stock exchange with DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD., respectively for the purpose to eliminate duplication and competition of excess business in Daiwa House Group and also to improve the speed and efficiency of management of Daiwa House Group.

(3) Method of Stock for Stock Exchanges and Terms of Stock for Stock Exchange Agreements

A. Method of Stock for Stock Exchanges

In order for our Company to become the wholly-owning parent company of DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD., and for DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD. to become our Company's wholly-owned subsidiaries, all shares of the respective companies owned by the shareholders (excluding our Company) of DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD. will be transferred to our Company effective as of August 1, 2006 (date is scheduled), and such shareholders (excluding our Company) of DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD. will be allocated and receive new shares to be issued by our Company upon the said stock for stock exchanges, and become shareholders of our Company.

B. Terms of Stock for Stock Exchange Agreements

The terms of the Stock Exchange Agreements that our Company executed respectively with DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. and DAIWA LOGISTICS CO., LTD. on March 13, 2006 are as follows:

(i) Stock for Stock Exchange Agreement with DAIWA KOSHO LEASE CO., LTD.

STOCK FOR STOCK EXCHANGE AGREEMENT

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House") and DAIWA KOSHO LEASE CO., LTD. (hereinafter referred to as "Daiwa Lease") hereby execute this Stock for Stock Exchange Agreement (hereinafter referred to as this "Agreement") as follows.

Article 1 (Stock for Stock Exchange)

Daiwa House and Daiwa Lease will exchange Daiwa Lease's stock for Daiwa House's stock according to the method set forth in Articles 352 through 363 of the Commercial Code of Japan so

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that Daiwa House will become the wholly-owning parent company of Daiwa Lease, and Daiwa Lease will become the wholly-owned subsidiary of Daiwa House.

Article 2 (Shares to be Allocated and Delivered in Stock for Stock Exchange)

1. Upon conducting the stock for stock exchange, Daiwa House will newly issue 39,023,458 shares of its common stock, and allocate and deliver 0.421 shares of Daiwa House's common stock for each share of the common stock of Daiwa Lease to those shareholders (including beneficial shareholders; hereinafter the same shall apply) owning such Daiwa Lease stock who are listed or recorded as shareholder on Daiwa Lease's shareholders' list (including beneficial shareholders' list; hereinafter the same shall apply) as of the end of the day immediately before the effective date of the stock for stock exchange; provided, however, that Daiwa House shall not allocate and deliver the common stock of Daiwa House with respect to the 57,145,700 shares of Daiwa Lease's common stock owned by Daiwa House.
2. Calculation of the profit dividends for the common stock to be allocated and delivered by Daiwa House pursuant to the immediately preceding paragraph shall be reckoned from April 1, 2006.

Article 3 (Amount of Stated Capital and Capital Reserve to be Increased)

The amount of stated capital and capital reserve to be increased by Daiwa House through the stock for stock exchange shall be as follows:

(1) Stated Capital: JPY0
(2) Capital Reserve: An amount obtained by multiplying the ratio of the number of shares of Daiwa Lease to be transferred to Daiwa House through the stock for stock exchange among the total number of then issued and outstanding shares of Daiwa Lease and the amount of net assets value of Daiwa Lease existing as of the date of the stock for stock exchange together

Article 4 (General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement)

Daiwa House shall convene a general meeting of shareholders on June 29, 2006 and Daiwa Lease shall convene a general meeting of shareholders on June 28, 2006 (hereinafter referred to as the "General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement"), and seek the approvals of this Agreement and resolutions concerning matters necessary for the stock for stock exchange; provided, however, that the date of such General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 5 (Effective Date of Stock for Stock Exchange)

The effective date of the stock for stock exchange shall be August 1, 2006; provided, however, that such date may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 6 (Management of Corporate Property)

Daiwa House and Daiwa Lease shall perform their duties as well as manage and operate their property with the due care of a faithful manager from the execution hereof to the effective date of the stock for stock exchange, and any act that will have a material influence on their property or rights and obligations must be conducted upon the parties hereto consulting in advance and agreeing on such act.

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Article 7 (Maximum Amount of Profit Dividends)

Daiwa House and Daiwa Lease may respectively pay dividends to the extent of the following amount as the maximum amount of the dividend, to their respective shareholders or registered pledges, as the case may be, listed or recorded on the shareholders' list of the respective companies as of the end of March 31, 2006:

(1) For Daiwa House, JPY20 per share in a total amount of JPY11,013,288,320

(2) For Daiwa Lease, JPY6 per share in a total amount of JPY899,027,994

Article 8 (Stock for Stock Exchange Subsidy)

Daiwa House will not pay any stock for stock exchange subsidy to the shareholders of Daiwa Lease.

Article 9 (Tenure of Directors and Auditors of Daiwa House Installed before stock for Stock Exchange)

The tenure of directors and auditors of Daiwa House who assumed office before the stock for stock exchange shall be up to the end of the original tenure if the stock for stock exchange contemplated under this Agreement were not to be conducted.

Article 10 (Alteration of Terms of Stock for Stock Exchange and Termination of this Agreement)

When there is any material change in the financial condition or managing condition of Daiwa House or Daiwa Lease after the execution date hereof to the effective date of the stock for stock exchange, when a situation arises that will significantly hinder the consummation of the stock for stock exchange, when it becomes difficult to achieve the purpose of this Agreement, or when the purpose of this Agreement is changed, Daiwa House and Daiwa Lease may consult and change the terms of the stock for stock exchange or other matters under this Agreement, or terminate this Agreement.

Article 11 (Effect of this Agreement)

This Agreement will lose its effect when the authorization of either General Shareholders' Meeting for Approving Stock for Stock Exchange Agreement of Daiwa House or Daiwa Lease set forth in Article 4 cannot be obtained, or when the authorization, mandatorily required under the applicable law or regulation, of the relevant authorities required for performing this Agreement cannot be obtained.

Article 12 (Matters Not Provided in this Agreement)

Matters required in relation to the stock for stock exchange, rather than the matters set forth herein, shall be decided upon the faithful consultation between the parties hereto according to the purport of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in duplicate, and the parties hereto shall affix their names and seals thereunto and retain one (1) counterpart each.

March 13, 2006

Daiwa House: DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka
President & COO, Kenji Murakami

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Daiwa Lease: DAIWA KOSHO LEASE CO., LTD.
2-1-36 Noninbashi, Chuo-ku, Osaka
Representative Director & President, Mutsuo Kajimoto

(ii) Stock for Stock Exchange Agreement with DAIWA RAKUDA INDUSTRY CO., LTD.

STOCK FOR STOCK EXCHANGE AGREEMENT

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House") and DAIWA RAKUDA INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa Rakuda") hereby execute this Stock for Stock Exchange Agreement (hereinafter referred to as this "Agreement") as follows.

Article 1 (Stock for Stock Exchange)

Daiwa House and Daiwa Rakuda will exchange Daiwa Raluda's stock for Daiwa House's stock according to the method set forth in Articles 352 through 363 of the Commercial Code of Japan so that Daiwa House will become the wholly-owning parent company of Daiwa Rakuda, and Daiwa Rakuda will become the wholly-owned subsidiary of Daiwa House.

Article 2 (Shares to be Allocated and Delivered in Stock for Stock Exchange)

1. Upon conducting the stock for stock exchange, Daiwa House will newly issue 6,173,349 shares of its common stock, and allocate and deliver 0.455 shares of Daiwa House's common stock for each share of the common stock of Daiwa Rakuda to those shareholders (including beneficial shareholders; hereinafter the same shall apply) owning such Daiwa Rakuda stock who are listed or recorded as shareholder on Daiwa Rakuda's shareholders' list (including beneficial shareholders' list; hereinafter the same shall apply) as of the end of the day immediately before the effective date of the stock for stock exchange; provided, however, that Daiwa House shall not allocate and deliver the common stock of Daiwa House with respect to the 11,732,200 shares of Daiwa Rakuda's common stock owned by Daiwa House.
2. Calculation of the profit dividends for the common stock to be allocated and delivered by Daiwa House pursuant to the immediately preceding paragraph shall be reckoned from April 1, 2006.

Article 3 (Amount of Stated Capital and Capital Reserve to be Increased)

The amount of stated capital and capital reserve to be increased by Daiwa House through the stock for stock exchange shall be as follows:

(1) Stated Capital: JPY0
(2) Capital Reserve: An amount obtained by multiplying the ratio of the number of shares of Daiwa Rakuda to be transferred to Daiwa House through the stock for stock exchange among the total number of then issued and outstanding shares of Daiwa Rakuda and the amount of net assets value of Daiwa Rakuda existing as of the date of the stock for stock exchange together

Article 4 (General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement)

Daiwa House shall convene a general meeting of shareholders on June 29, 2006 and Daiwa Rakuda shall convene a general meeting of shareholders on June 27, 2006 (hereinafter referred to as the "General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement"), and seek the approvals of this Agreement and resolutions concerning matters necessary for the stock for stock exchange; provided, however, that the date of such General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 5 (Effective Date of Stock for Stock Exchange)

The effective date of the stock for stock exchange shall be August 1, 2006; provided, however, that such date may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 6 (Management of Corporate Property)

Daiwa House and Daiwa Rakuda shall perform their duties as well as manage and operate their property with the due care of a faithful manager from the execution hereof to the effective date of the stock for stock exchange, and any act that will have a material influence on their property or rights and obligations must be conducted upon the parties hereto consulting in advance and agreeing on such act.

Article 7 (Maximum Amount of Profit Dividends)

Daiwa House and Daiwa Rakuda may respectively pay dividends to the extent of the following amount as the maximum amount of the dividend, to their respective shareholders or registered pledges, as the case may be, listed or recorded on the shareholders' list of the respective companies as of the end of March 31, 2006:

(1) For Daiwa House, JPY20 per share in a total amount of JPY11,013,288,320
(2) For Daiwa Rakuda, JPY13 per share in a total amount of JPY328,900,000

Article 8 (Stock for Stock Exchange Subsidy)

Daiwa House will not pay any stock for stock exchange subsidy to the shareholders of Daiwa Rakuda.

Article 9 (Tenure of Directors and Auditors of Daiwa House Installed before stock for Stock Exchange)

The tenure of directors and auditors of Daiwa House who assumed office before the stock for stock exchange shall be up to the end of the original tenure if the stock for stock exchange contemplated under this Agreement were not to be conducted.

Article 10 (Alteration of Terms of Stock for Stock Exchange and Termination of this Agreement)

When there is any material change in the financial condition or managing condition of Daiwa House or Daiwa Rakuda after the execution date hereof to the effective date of the stock for stock exchange, when a situation arises that will significantly hinder the consummation of the stock for stock exchange, when it becomes difficult to achieve the purpose of this Agreement, or when the purpose of this Agreement is changed, Daiwa House and Daiwa Rakuda may consult and change the terms of the stock for stock exchange or other matters under this Agreement, or terminate this Agreement.

Article 11 (Effect of this Agreement)

This Agreement will lose its effect when the authorization of either General Shareholders' Meeting for Approving Stock for Stock Exchange Agreement of Daiwa House or Daiwa Rakuda set forth in Article 4 cannot be obtained, or when the authorization, mandatorily required under the applicable law or regulation, of the relevant authorities required for performing this Agreement cannot be obtained.

Article 12 (Matters Not Provided in this Agreement)

Matters required in relation to the stock for stock exchange, rather than the matters set forth herein, shall be decided upon the faithful consultation between the parties hereto according to the purport of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in duplicate, and the parties hereto shall affix their names and seals thereunto and retain one (1) counterpart each.

March 13, 2006

Daiwa House: DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka
President & COO, Kenji Murakami

Daiwa Rakuda: DAIWA RAKUDA INDUSTRY CO., LTD.
1-5-16 Awaza, Nishi-ku, Osaka
Representative Director & President, Kenji Ito

(iii) Stock for Stock Exchange Agreement with DAIWA LOGISTICS CO., LTD.

STOCK FOR STOCK EXCHANGE AGREEMENT

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House") and DAIWA LOGISTICS CO., LTD. (hereinafter referred to as "Daiwa Logistics") hereby execute this Stock for Stock Exchange Agreement (hereinafter referred to as this "Agreement") as follows.

Article 1 (Stock for Stock Exchange)

Daiwa House and Daiwa Logistics will exchange Daiwa Logistics' stock for Daiwa House's stock according to the method set forth in Articles 352 through 363 of the Commercial Code of Japan so that Daiwa House will become the wholly-owning parent company of Daiwa Logistics, and Daiwa Logistics will become the wholly-owned subsidiary of Daiwa House.

Article 2 (Shares to be Allocated and Delivered in Stock for Stock Exchange)

1. Upon conducting the stock for stock exchange, Daiwa House will newly issue 4,060,628 shares of its common stock, and allocate and deliver 0.620 shares of Daiwa House's common stock for each share of the common stock of Daiwa Logistics to those shareholders (including beneficial shareholders; hereinafter the same shall apply) owning such Daiwa Logistics stock who are listed or recorded as shareholder on Daiwa Logistics' shareholders' list (including beneficial shareholders' list; hereinafter the same shall apply) as of the end of the day immediately before the effective date of the stock for stock exchange; provided, however, that Daiwa House shall not allocate and deliver the common

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stock of Daiwa House with respect to the 4,250,600 shares of Daiwa Logistics' common stock owned by Daiwa House.

2. Calculation of the profit dividends for the common stock to be allocated and delivered by Daiwa House pursuant to the immediately preceding paragraph shall be reckoned from April 1, 2006.

Article 3 (Amount of Stated Capital and Capital Reserve to be Increased)

The amount of stated capital and capital reserve to be increased by Daiwa House through the stock for stock exchange shall be as follows:

(1) Stated Capital: JPY0
(2) Capital Reserve: An amount obtained by multiplying the ratio of the number of shares of Daiwa Logistics to be transferred to Daiwa House through the stock for stock exchange among the total number of then issued and outstanding shares of Daiwa Logistics and the amount of net assets value of Daiwa Logistics existing as of the date of the stock for stock exchange together

Article 4 (General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement)

Daiwa House shall convene a general meeting of shareholders on June 29, 2006 and Daiwa Logistics shall convene a general meeting of shareholders on June 26, 2006 (hereinafter referred to as the "General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement"), and seek the approvals of this Agreement and resolutions concerning matters necessary for the stock for stock exchange; provided, however, that the date of such General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 5 (Effective Date of Stock for Stock Exchange)

The effective date of the stock for stock exchange shall be August 1, 2006; provided, however, that such date may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 6 (Management of Corporate Property)

Daiwa House and Daiwa Logistics shall perform their duties as well as manage and operate their property with the due care of a faithful manager from the execution hereof to the effective date of the stock for stock exchange, and any act that will have a material influence on their property or rights and obligations must be conducted upon the parties hereto consulting in advance and agreeing on such act.

Article 7 (Maximum Amount of Profit Dividends)

Daiwa House and Daiwa Logistics may respectively pay dividends to the extent of the following amount as the maximum amount of the dividend, to their respective shareholders or registered pledges, as the case may be, listed or recorded on the shareholders' list of the respective companies as of the end of March 31, 2006:

(1) For Daiwa House, JPY20 per share in a total amount of JPY11,013,288,320
(2) For Daiwa Logistics, JPY17 per share in a total amount of JPY183,600,000

Article 8 (Stock for Stock Exchange Subsidy)

Daiwa House will not pay any stock for stock exchange subsidy to the shareholders of Daiwa Logistics.

Article 9 (Tenure of Directors and Auditors of Daiwa House Installed before stock for Stock Exchange)

The tenure of directors and auditors of Daiwa House who assumed office before the stock for stock exchange shall be up to the end of the original tenure if the stock for stock exchange contemplated under this Agreement were not to be conducted.

Article 10 (Alteration of Terms of Stock for Stock Exchange and Termination of this Agreement)

When there is any material change in the financial condition or managing condition of Daiwa House or Daiwa Logistics after the execution date hereof to the effective date of the stock for stock exchange, when a situation arises that will significantly hinder the consummation of the stock for stock exchange, when it becomes difficult to achieve the purpose of this Agreement, or when the purpose of this Agreement is changed, Daiwa House and Daiwa Logistics may consult and change the terms of the stock for stock exchange or other matters under this Agreement, or terminate this Agreement.

Article 11 (Effect of this Agreement)

This Agreement will lose its effect when the authorization of either General Shareholders' Meeting for Approving Stock for Stock Exchange Agreement of Daiwa House or Daiwa Logistics set forth in Article 4 cannot be obtained, or when the authorization, mandatorily required under the applicable law or regulation, of the relevant authorities required for performing this Agreement cannot be obtained.

Article 12 (Matters Not Provided in this Agreement)

Matters required in relation to the stock for stock exchange, rather than the matters set forth herein, shall be decided upon the faithful consultation between the parties hereto according to the purport of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in duplicate, and the parties hereto shall affix their names and seals thereunto and retain one (1) counterpart each.

March 13, 2006

Daiwa House: DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka
President & COO, Kenji Murakami

Daiwa Logistics: DAIWA LOGISTICS CO., LTD.
1-5-16 Awaza, Nishi-ku, Osaka
Representative Director & President, Katsuyoshi Tateno

(Attached Material) Minutes to the Board of Directors Meeting

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(*translation*)

DAIWA HOUSE INDUSTORY CO., LTD.

MINUTES FOR MEETING OF BOARD OF DIRECTORS

□DATE

March 13, 2006 10:00 a.m.

□LOCATION

3-3-5, Umeda, Kita-ku, Osaka

□CHAIRMAN

Chairman & CEO Takeo Higuchi

□ATTENDANCE OF DIRECTORS & STATUTORY AUDITORS

Directors	20 of 20 directors attended
Statutory Auditors	6 of 6 statutory directors attended

As scheduled, Mr. Takeo Higuchi, Chairman & CEO, as chairman, declared the opening of a meeting of the board of directors, and started the deliberation of the following agenda:

(Agenda #1 through #8 were omitted)

Agendum #9 Execution of Stock for Stock Exchange Agreements with Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Co., Ltd. and Daiwa Logistics Co., Ltd.

With respect to the matter regarding the execution of Stock for Stock Exchange Agreements with our Company's subsidiaries, Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Co., Ltd. and Daiwa Logistics Co., Ltd. and making such subsidiaries the wholly-owned subsidiaries through the stock for stock exchanges, Mr. Tetsuji Ogawa, representative director, explained in detail the stock for stock exchange ratio, the schedule for consummation of the stock for stock exchanges, etc. with reference of the material attached hereto. Then, the chairman asked the board to approve the execution of the above-captioned agreements, and the board of directors resolved its approval of the execution unanimously as follows:

1. Making three subsidiaries be wholly-owned by our Company

   Our Company will hold 100% of the issued and outstanding shares of out Company's subsidiaries, which are Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Co., Ltd. and Daiwa Logistics Co., Ltd., through the proposed stock for stock exchanges.

2. Stock for stock exchange ratio (per share of our Company)

   Daiwa Kosho Lease Co., Ltd. to our Company = 0.421 to 1
   Daiwa Rakuda Industry Co., Ltd. to our Company = 0.455 to 1
   Daiwa Logistics Co., Ltd. to our Company = 0.620 to 1

3. Schedule for consummation of stock for stock exchange transactions

   March 13, 2006: Meetings of Board of Directors for four companies (execution of the stock for stock exchange agreements after the approvals of the Board of Directors)
   June, 2006 General Shareholders' Meetings for four companies (for approval of the stock for stock exchange agreements, respectively)
   July 26, 2006 Delisting of the three subsidiaries
   August 1, 2006 Effective date of the stock for stock exchanges

Because the deliberation of all agenda was completed, the chairman declared the close of today's meeting of the board of directors on 11:45 a.m.

For the purpose to clarify the progress and results of the meeting of the board of directors, this minutes were prepared in accordance with the relevant provisions of the Commercial Code of Japan, and those directors and statutory auditors who attended the meeting affixed their seals below.

March 13, 2006

Daiwa House Industry Co., Ltd.

Chairman: Representative Director	Takeo Higuchi
the same above	Kenji Murakami
the same above	Mitsuo Funatsu
the same above	Tamio Ishibashi
the same above	Tetsuji Ogawa
Director	Takuya Ishibashi
the same above	Naotake Ohno
the same above	Takeshi Kajimoto
the same above	Takashi Uzui
the same above	Hiroshi Azuma
the same above	Osami Nishikawa
the same above	Shigeo Ohtsuka
the same above	Tatsushi Nishimura
the same above	Yoshiaki Takamura
the same above	Tadashi Murakaku
the same above	Seiki Nishi
the same above	Tsugio Hamada
the same above	Chiyohiro Aoyagi
the same above	Yoshiharu Noto
the same above	Takashi Hama

Statutory Auditor	Toshihiko Emi
the same above	Eiichi Takeda
the same above	Yoshikazu Tano
the same above	Hiromi Doi
the same above	Kazuhiro Iida
the same above	Kiichiro Iwasaki

(Attachment: Press Release (draft) which is the same press release dated March 13, 2006 attached as Exhibit A of this Form CB)

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,

DAIWA HOUSE INDUSTRY CO., LTD. ("Company"), a company organized under the laws of Japan and having offices at 3-3-5 Umeda, Kita-ku, Osaka, 530-8241 Japan, does hereby constitute and appoint HIDENORI NAKAGAWA, as its true and lawful attorney and representative, to act in its name, place and stead to execute the Forms CB and Form F-X to be filed by the Company with the U.S. Securities and Exchange Commission in connection with the stock-for-stock exchange agreement approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and the Company.

IN WITNESS WHEREOF, the undersigned has hereunto executed this instrument this March 13, 2006.

For and on behalf of

DAIWA HOUSE INDUSTRY CO., LTD.

By: Tetsuji Ogawa

Name: Tetsuji Ogawa
Title: Representative Director & Executive Vice President

1-NY/2013617.1